Exhibit 12(a)

ENERGY FUTURE HOLDINGS CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES,

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

		Successor		Predecessor
		2008	Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	2006	2005	2004
		(millions of dollars, except ratios)
	EARNINGS:
	Income (loss) from continuing operations before extraordinary gain/(loss) and cumulative effect of changes in accounting principles	$(9,998)	$(1,361)	$699	$2,465	$1,775	$81
Add:	Total federal income tax expense (benefit)	(471)	(673)	309	1,263	632	42
	Fixed charges (see detail below)	5,280	905	777	907	856	761
	Preferred dividends of subsidiaries	—	—	—	—	3	2

	Total earnings (loss)	$(5,189)	$(1,129)	$1,785	$4,635	$3,266	$886

	FIXED CHARGES:
	Interest expense	$5,246	$899	$750	$877	$817	$705
	Rentals representative of the interest factor	34	6	27	30	39	56

	Fixed charges deducted from earnings	5,280	905	777	907	856	761
	Preferred dividends of subsidiaries (pretax) (a)	—	—	—	—	4	3

	Total fixed charges	5,280	905	777	907	860	764

	Preference dividends of registrant (pretax) (a)	—	—	—	—	14	33

	Fixed charges and preference dividends	$5,280	$905	$777	$907	$874	$797

	RATIO OF EARNINGS TO FIXED CHARGES (b)	—	—	2.30	5.11	3.80	1.16

	RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	—	—	2.30	5.11	3.74	1.11

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded earnings by $10.469 billion and $2.034 billion for the year ended December 31, 2008 and for the period from October 11, 2007 through December 31, 2007, respectively.

		Successor
		Nine Months Ended September 30,
		2009	2008
		(millions of dollars, except ratios)
	EARNINGS:
	Net income (loss)	$261	$(983)
Add:	Total federal income tax expense (benefit)	254	(462)
	Fixed charges (see detail below)	2,418	2,756
	Preferred dividends of subsidiaries	—	—

	Total earnings	$2,933	$1,311

	FIXED CHARGES:
	Interest expense	$2,393	$2,730
	Rentals representative of the interest factor	25	26

	Fixed charges deducted from earnings	2,418	2,756
	Preferred dividends of subsidiaries (pretax) (a)	—	—

	Total fixed charges	2,418	2,756

	Preference dividends of registrant (pretax) (a)	—	—

	Fixed charges and preference dividends	$2,418	$2,756

	RATIO OF EARNINGS TO FIXED CHARGES (b)	1.21	—

	RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (b)	1.21	—

(a)	Preferred/preference dividends multiplied by the ratio of pretax income to net income.
(b)	Fixed charges and combined fixed charges and preference dividends exceeded earnings by $1.445 billion for the nine months ended September 30, 2008.